Pricing Supplement No. 2005-4 Dated April 4, 2005	Rule 424(b)(3)
(To Prospectus dated March 24, 2005)	File No. 333-118974

GENERAL ELECTRIC CAPITAL CORPORATION

Interest Plus Notes - Floating Rate
Interest Rate:	Under		$15,000 to		Over
	$15,000		$49,999		$50,000
	Rate	Yield	Rate	Yield	Rate	Yield
	2.60%	2.63%	2.85%	2.89%	3.10%	3.14%

Initial Investment Incentive:	$25 for an initial investment of at least $500 or an initial investment of at least $250 along with enrollment in the automatic investment option.

In addition, $25 if at the time of initial investment automatic deduction from a GE payroll or GE pension check is authorized.

Effective Dates:

April 4, 2005 until such time as a different rate is determined by the GE Interest Plus Committee. Information on current interest rates is available by calling 800-433-4480, 24 hours a day, seven days a week.